UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-25151

                                  CUSIP NUMBER
                                    34563P102

(Check One:)   /X/ Form 10-KSB
               / / Form 20-F
               / / Form 11-K
               / / Form 10-Q
               / / Form N-SAR

 For Period Ended:  July 31, 1999

/ / Transition  Report on Form 10-K
/ / Transition  Report on Form 20-F
/ / Transition  Report on Form 11-K
/ / Transition  Report on Form 10-Q
/ / Transition  Report on Form N-SAR For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

FOREST GLADE INTERNATIONAL, INC.
--------------------------------

Former Name if Applicable


Address of Principal Executive Office (State and Number)

444 Victoria Street, Suite 370 Prince George, B.C. CANADA V2L 2J7
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


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before November 13, 1999 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company has been unable to complete the annual financial statements for the fiscal year ended July 31, 1999 due to the recent hiring of new internal accounting staff, engaging a new auditor and has been unable to obtain complete financial information of its newly acquired subsidiary, SSA Coupon, Ltd. Accordingly, our auditor has been unable to complete the audit by the required date. Disclosure of information relating to the acquisition of SSA Coupon Ltd., is material to the preparation and audit of the Company's 1999 financial statements. As a result, completing the required financial statements within the required time would have involved unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     DENNIS BROVARONE             303                  466-4092
          (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    / X /  Yes   /   /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    / / Yes   / X / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


FOREST GLADE INTERNATIONAL,  INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 /s/ Wayne Loftus
Date October 28, 1999                    By      Wayne Loftus, President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).